UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 9, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

November 9, 2010.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that on November 8, 2010, TGS’ CEO informed of the resignation of Mr. Jorge Bonetto, TGS’ Operations Manager, effective November 30, 2010, and the subsequent appointment of Mr. Benjamín Guzmán in replacement.

Furthermore, we hereby inform you that on November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS – notified by letter to the SEC on October 1, 2010. Said judgment orders the Coordination and Management Control Undersecretariat -under the scope of the Ministry of Federal Planning, Public Investment and Services- to return to Enargas (Gas Regulatory Body) –within a 2-day period- the documents remitted by said Body in connection with the Tariff Chart applicable to TGS under Decree no. 1918/09; and orders the Enargas –within 2 days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. The judgment is not final yet.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Seijo
	Name:	Carlos Seijo
	Title:	Chief Executive Officer

Date: November 9, 2010